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September 19, 2024		NR 07 – 2024

Avrupa Minerals Intersects Polymetallic VMS Mineralization at Sesmarias

•SES24-054 cuts 41.2 meters of sulfide mineralization containing:  1.59% copper, 1.71% lead, 3.36% zinc, and 54.90 g/t silver.

oIncludes 28.6 meters containing:   1.68% copper, 2.42% lead, 4.75% zinc, and 73.90 g/t silver.

•SES24-053 cuts 13.15 meters of sulfide mineralization containing: 0.31% copper, 1.57% lead, 3.00% zinc, and 38.40 g/t silver.

oIncludes 9.15 meters containing:  0.40% copper, 2.09% lead, 4.02% zinc, and 50.5 g/t silver.

•Three of seven holes completed, with results from the first two included; results pending for third hole; fourth hole in progress.

•Potential for two additional contingency holes; second drill on its way to the project.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce the first set of analytical results from the present phase of drilling at the Sesmarias VMS Project in the Alvalade Joint Venture, Iberian Pyrite Belt, Portugal.  The drilling program at Sesmarias is part of a joint venture between Avrupa Minerals and Sandfire Mineira Portugal, Unipessoal Lda. (“Sandfire Portugal”), a 100%-owned subsidiary of Minas de Aguas Teñidas, S.A. (“Sandfire MATSA”). Avrupa continues to operate the project through the JV entity PorMining Lda., and Sandfire Portugal continues to fund the exploration work.

At this time, The Company has completed three drill holes in the current Sesmarias Central program, totaling 1,715.4 meters, with a fourth hole in progress.  We have seven holes planned, with the contingency of two additional holes to be drilled as/where needed.  We expect a second drill in the near future to speed up the completion of this phase of drilling.  To date, we have received analytical results from sampling of the first two holes (SES24-53 and SES24-054). Samples from the third hole (SES24-055) are now in the laboratory, and results are pending for these samples.

Paul W. Kuhn, President and CEO of Avrupa Minerals, stated, “These are exciting new assay results, as we continue to develop a potential high-grade polymetallic core zone in the SES Central area.  The ongoing drilling program is designed to test for further high-grade copper and zinc-lead-silver mineralization along a 600-meter strike length in the Sesmarias Central zone.  Extending both north and south of SES Central, known massive sulfide mineralization totals over 1,700 meters, and is open in both directions along the strike of the targeted, mineral-host black shales in the Sesmarias synform.”

Results for SES24-054:

SES24-054 intercepts
		From (m)	To (m)	Total (m)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)
Geological Intercept
(includes Fault breccia, massive, semi-massive replacement, stockwork sulfides)		377.2	418.4	41.2	1.59	1.71	3.36	54.90
including best copper intervals	incl.	377.2	412.4	35.2	1.78
	incl.	386.8	396.8	10.0	2.24
Best Polymetallic Interval (total)
		377.2	405.8	28.6	1.68	2.42	4.75	73.90
	incl.	385.8	393.8	8.0	1.90	4.98	9.78	131.30

Table 1.  Results for SES24-054 demonstrate further potential for high grade copper and polymetallic mineralization in the hinge zone of the Sesmarias synform in the Central area.  This intersect is located approximately 150 meters SE of SES23-047, drilled last year, which intersected 26.95 meters of 2.18% Cu, 2.58% Pb, 5.60% Zn, and 88.20 g/t Ag within a wider interval of 43.40 meters of 1.51% Cu, 2.15% Pb, 4.78% Zn, and 64.1 g/t Ag.  (SES23-047 results)

A
B
SES16A
SES23-048
SES24-054
0
100
200
300
400
500
-200
SES23-048
9.20 m @ 1.20% Cu,
1.46% Pb, 3.05% Zn,
30.1 g/t Ag
SES24-054
41.2 m @ 1.59% Cu,
1.71% Pb, 3.36% Zn,
54.90 g/t Ag
?
80m
80m
As of 28 August 2024
X 550913
Y 4203893
X 550995
Y 4203950
Looking 25ºW
X 551159
Y 4204065
N
550800
551000
551200
SES24-053
SES24-054
A
B
100m
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon:
Black shales + felsic rocks
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
Present drillhole
PORMINING
C Rosa, E Soares, S Ramos, P Kuhn

Figure 1.  Geological cross section 800 S, looking NW, showing mineralization in SES23-048 (western limb/hinge zone) and SES24-054 (hinge zone).  See Figure 3 for location of this section.

Results for SES24-053:

SES24-053 intercepts
	From (m)	To (m)	Total (m)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)
Geological Intercept
Includes stockwork to semi-massive replacement sulfide mineralization	439.70	452.85	13.15	0.31	1.57	3.00	38.4
incl.	439.70	448.85	9.15	0.40	2.09	4.02	50.5

Table 2.  Results for SES24-053 demonstrate polymetallic potential on the western limb of the Sesmarias synform, but perhaps distal from the hinge zone area.  Similar zinc-rich, polymetallic mineralization is present in SES23-052, drilled last year, which cut the western limb some 470 meters SE of SES24-053.  (Sesmarias Results -- 2023)

A
B
SES007
SES21-041
SES24-053
SES23-047
0
-400
100
200
300
400
500
SES24-053
9.15 M @ 0.40% Cu,
2.09% Pb, $.02% Zn,
50.5 g/t Ag
SES23-047
43.40 m @ 1.51% Cu,
2.15% Pb, 4.78% Zn,
64.1 g/t Ag
?
100 m
100 m
As of 28 August 2024
X 550742
Y 4203981
X 550828
Y 4204032
Looking 30°W
X 551086
Y 4204184
X 551173
Y 4204235
N
100m
SES24-053
SES24-054
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales
(± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon:
Black shales + felsic rocks
Lower green and purple shales
(with pumice breccia and ls)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
Present drillhole
PORMINING
C Rosa, E Soares, S Ramos, P Kuhn

Figure 2.  Geological cross section 650 S, looking NW, showing mineralization in SES23-047 and SES24-053.  See Figure 3 for location of this section.

Kuhn commented further, “Following the great copper and polymetallic results in SES24-054, and the strong zinc-lead-silver results in SES24-053, we are beginning to see a metal zonation centered in the SES Central hinge zone with high copper and associated base metals, transitioning outwards/upwards and along the limbs of the Sesmarias synform to more zinc-rich mineralization.  Previous results in the SES North area show lower copper and stronger zinc-lead in the eastern limb of the synform, but we have yet to cross the hinge zone in the north, nor much of the western limb.  The present drilling program may shed more light on the perceived metal zonation within the body of mineralization, and we look forward to more strong results.”

550500
551000
551500
4204500
4204000
4203500
SES NORTH
SES CENTRAL
SES SOUTH
SES21-035
SES21-034
SES21-037
SES21-036
SES21-033
SES21-032
SES008
SES21-038
SES20-031
SES21-039
SES028
SES025
SES21-045
P-9
SES21-046
SES21-043
P-8
SES21-044
SES21-040
SES21-042
SES009
SES24-055, SES24-056 & SES24-056A
SES015
SES23-049
SES23-051 & P-7
SM0601 & SM0602
SES006
SES005
SES030
SES002
SES21-041, SES23-047, SES24-053 & P-5
SES003
SES007
SES004
P-10
SES016
SES23-048, SES24-054 & P-6
SES027
SES016A
P-11
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
SES010
SES023
SES021
SES013
SES024
Sesmarias - CuEq (%)
> 3.0
2.0 - 3.0
1.5 - 2.0
< 1.5
Collar
2024 drillholes
2023 drillholes
Historic drillholes
0
100
200 m
ED50

Figure 3.  Contour map showing 2024 new and planned drill hole collar locations in red color and inferred massive sulfide mineralization, using drillhole interval grade (CuEq) as an exploration targeting tool.  The aim of the current phase of drilling is to expand the orange-red zone in the SES Central area, and improve continuity of the high-grade, copper and polymetallic mineralization over a strike length of 600 meters, and forming a central core to the deposit.

Notes concerning Figure 3.  We use CuEq strictly as a proxy for total metal content, and as such, simply as an exploration targeting tool.  In no way, are we commenting on a possible resource size or value.  When reporting drill results, we utilize only individual metals’ values, as reported by an accredited laboratory.

We have designed the present drill program to upgrade the +2% CuEq zone in the SES Central sector and expand the potential +2% CuEq domain into the SES North sector where historic drilling is less concentrated.  Yellow and green zones generally indicate areas where historic drilling missed the target and/or recent, better-targeted drilling is sparse.

For exploration purposes, using the results from Sesmarias drilling, 2014 to present, we calculate the total amount of copper, lead, zinc, silver, and gold, without respect or indication of any/all further downstream activities, followed by calculating the value of said total metal content (in this case, as of September 10, 2024, using:  Cu = US$ 4.04/lb.; Pb = US$ 0.89/lb.; Zn = US$ 1.23/lb.; Ag = US$ 28.31/oz.; and Au = US$ 2513/oz.).  Finally, we calculate the equivalent content of copper, or CuEq, by dividing the value of the total contained metals by the price of copper at that time.  The shape and contouring of the inferred Sesmarias mineralization, using Leapfrog geological modeling software, is courtesy of the Sandfire Portugal geological team.  While metals’ prices have fluctuated in a fairly narrow range since the original CuEq calculations, the shape of the VMS target area remains much the same, as it depends on metal content, not the price.

Notes on analytical methods and quality control.  The JV analyzed the mineralized material at ALS Global facilities in Europe.  For certified, NI43-101 – acceptable assay results, we selected the ME-MS61 method performed by ALS Global at their Seville sample preparation facility and Loughrea, Ireland analytical laboratory.

Due to good drilling conditions at both holes, the drillers were able to extract HQ-size (63.5 mm) core for the entire mineral intercept to get a large example of the mineralization.  Project personnel collected the oriented drill core twice daily from the drill rig and delivered the boxes directly to the Project core storage facilities in Grândola, Portugal.  Here, after geological and geotechnical review of the core, a Project geologist measured and marked the core for sampling, with sample length averaging one meter depending on visual factors such as change in texture, style of mineralization, and/or host rock type.  Project employees systematically and methodically halved the core, utilizing an electric core saw, and then placed one half of the split material for each sample length into separate, numbered, plastic sample bags.  In order to get fast, first-hand results, Project personnel transported the core samples directly to the ALS Global preparation lab in Seville, Spain.

ALS prepared the samples, using their method PREP-31by, to crush to -2mm, split off a 1-kg sample, and to pulverize to 85% passing 75 microns.  The pulverized material is shipped to their main European analytical laboratory located in Loughrea, Ireland.  At the analytical laboratory, we requested the samples to be analyzed via the lab’s ME-MS61 technique which uses a four-acid, near-total metals’ extraction method, followed by analysis using the industry-standard technique of inductively coupled plasma – atomic emission spectroscopy (ICP-AES).  Another split of the pulverized material is sent to the ALS lab in Vancouver for Sn-XRF05 pressed pellet, XRF analysis to obtain a full value for tin in the drill core.

At all times, prior to submission of the samples to ALS Global, Project or Sandfire MATSA personnel maintained supervision, oversight, and custody of the samples.

In addition to ALS Global in-house quality assurance/quality control (QA/QC) for all work orders, the Project conducted its own normal, internal QA/QC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. Project personnel reviewed and evaluated the analytical results from the quality control samples in all work orders, and confirmed that these results conform to industry best practice standards.

Sandfire Portugal is a 100%-owned subsidiary of Sandfire MATSA, a modern mining company which owns and operates the MATSA Mining Operations in the Huelva province of Spain. With a processing plant located to the north of the Iberian Pyrite Belt that sources ore from three underground mines, the Aguas Teñidas and Magdalena Mines in Almonaster la Real and the Sotiel Mine in Calañas, Sandfire MATSA produces copper, zinc and lead mineral concentrates that are sold from the port of Huelva.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company holds one 100%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing four prospects in central Finland through its partnership with Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.